Item 6(a) H



                    CAPITALIZATION AND CAPITALIZATION RATIOS

                                 (IN THOUSANDS)




      The actual and pro forma capitalization of GPU, Inc. and Subsidiary Companies at June 30, 1999 is as follows:



                                    Actual           Pro Forma (3)
                             -----------------    ------------------
                                 Amount     %         Amount     %
                             -----------  ----    ----------   ----
Long-term debt (1)           $4,980,002   52.0    $4,980,002   51.0
Notes payable                   472,400    4.9       472,400    4.8
Trust preferred securities      200,000    2.1       400,000    4.1
Subsidiary-obligated
 mandatorily redeemable
 preferred securities           330,000    3.4       330,000    3.4
Preferred stock (2)             121,741    1.3       121,741    1.2
Common equity                 3,475,044   36.3     3,466,474   35.5
                              ---------  -----     ---------  -----

      Total                  $9,579,187  100.0    $9,770,617  100.0
                              =========  =====     =========  =====





(1)   Includes securities due within one year of $153,272.
(2)   Includes securities due within one year of $2,500.
(3) The pro forma capitalization excludes $917,806 of GPU's proportionate share of non-recourse debt used to finance the acquisition of exempt wholesale generators and foreign utility companies, as defined under the Public Utility Holding Company Act of 1935, which debt is not consolidated for financial reporting purposes. After giving effect to the non-recourse debt, the pro forma percentages would be as follows: Long-term debt 55.2%; Notes payable 4.4%; Trust preferred securities 3.8%; Subsidiary-obligated mandatorily redeemable preferred securities 3.1%; Preferred stock 1.1%; and Common equity 32.4%.